Source: Standard & Poor’s. Returns include reinvestment of dividends. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of December 31, 2008
09-067 |
S&P 500 Index Returns: 1926–2008
-60% -50% -40% -30% -20% -10% 0% +10% +20% +30% +40% +50% +60%
Year
Index
Decline
Average Annual Return
Next Three Years Next Five Years
1930 -25% -7% +3%
1931 -43% +12% +22%
1937 -35% +6% +5%
1974 -25% +16% +15%
2002 -22% +14% +13%
2008 -37% ?? ??
What Has Followed the Weakest Years?
Year with decline greater than 20% 2006
2007 2004
2000 2005 1988 2003 1997
1990 1994 1986 1999 1995
1981 1993 1979 1998 1991
1977 1993 1972 1996 1989
1969 1992 1971 1983 1985
1962 1987 1968 1982 1980
1953 1984 1965 1976 1975
1946 1978 1964 1967 1955
2001 1940 1970 1959 1963 1950
1973 1939 1960 1952 1961 1945
2002 1966 1934 1956 1949 1951 1938 1958
2008 1974 1957 1932 1948 1944 1943 1936 1935 1954
1931 1937 1930 1941 1929 1947 1926 1942 1927 1928 1933

$654B
$28.8B
$14.6B
$12.5B
$13.8B
$16.2B
$4.0B
$30B
$25B
$20B
$15B
$10B
$5B
$0
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010

Dramatic Change in Liquidity
Total Borrowings of Depository Institutions from the Federal Reserve (in 2008 Dollars)
as of December 31, 2008
Source: Federal Reserve Bank of St. Louis. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
09-063 |

Source: The Leuthold Group. The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. The information provided is historical, does not predict future results or profitability and is subject to change without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
as of December 31, 2008
09-064 |
Valuations Declining
Quarterly Price-to-Sales of the S&P Industrials from 1955
12/31/08
0.97x
Median: 0.94x
0.0x
0.5x
1.0x
1.5x
2.0x
2.5x
1955 1960 1965 1970 1975 1980 1985 1990 1995 2000 2005

as of December 31, 2008
Nowhere to Hide
U.S. Indexes Decline U.S. Sectors (S&P 500) Decline
Dow Jones Industrial -31.9% Consumer Discretionary -33.5%
S&P 500 -37.0% Consumer Staples -15.4%
Russell 1000 -37.6% Energy -34.9%
Russell 1000 Value -36.9% Financials -55.3%
NASDAQ Composite -40.0% Health -22.8%
S&P MidCap 400 -36.2% Industrials -39.9%
Russell 2000 -33.8% Information Technology -43.1%
S&P SmallCap 600 -31.1% Materials -45.7%
Telecommunication Services -30.5%
Utilities -29.0%
Global & Foreign Indexes (USD) Decline
MSCI World Index -40.4%
MSCI World Small Caps -41.6%
MSCI EAFE -43.1%
MSCI EAFE Small Caps -46.7%
MSCI Emerging Markets -53.3%
MSCI ACWI excluding U.S. -45.3%
Performance of Key Indexes in 2008
Source: Bloomberg. Returns include reinvestment of dividends. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information.
Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
09-065 |

Non-U.S. Sales as a % of Total Sales
Aegon N.V. (ADR) 100%
Ericsson (ADR) 91%
Hitachi Ltd. (ADR) 91%
Panasonic Corp. (ADR) 88%
Kyocera Corp. (ADR) 83%
Royal Dutch Shell PLC (ADR) 80%
HSBC Holdings PLC (ADR) 78%
Cemex S.A.B. de C.V. (ADR) 77%
Sony Corp. (ADR) 72%
Koninklijke Philips Electronics N.V. (ADR) 71%
Sanofi-Aventis (ADR) 69%
Novartis AG (ADR) 68%
Credit Suisse Group (ADR) 63%
Thomson (ADR) 61%
GlaxoSmithKline PLC (ADR) 55%
Fund Assets in U.S. Dollar–Denominated Foreign Securities
Source: FactSet and Bloomberg. The above information is not a complete analysis of every material fact concerning any market, industry, or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Opinions expressed are subject to change without notice. This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity. The securities identified do not represent an account’s entire holdings, which are subject to change at any time without notice. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
Non-U.S. Sales as a % of Total Sales
Liberty Global Inc. 100%
Maxim Integrated Products Inc. 80%
Schlumberger Ltd. 76%
Tyco Electronics Ltd. 69%
Hewlett-Packard Co. 69%
Autodesk Inc. 69%
Chevron Corp. 68%
Dow Chemical Co. 66%
Citigroup Inc. 65%
Baker Hughes Inc. 64%
Sun Microsystems Inc. 63%
Citrix Systems Inc. 56%
Tyco Intl 52%
Pfizer Inc. 52%
Cadence Design Systems Inc. 52%
eBay Inc. 51%
General Electric Co. 51%
American International Group Inc. 50%
Synopsys Inc. 50%
U.S. holdings with more than 50% of sales outside the U.S.
(23.7% of the Fund)
Foreign holdings
(20.2% of the Fund)
09-075 |
as of December 31, 2008
Foreign Exposure in a Domestic Portfolio
Dodge & Cox Stock Fund
Percentage of Company Sales from Outside the United States
12/31/08
20.2%
0%
5%
10%
15%
20%
25%
1994 1996 1998 2000 2002 2004 2006 2008
30%
41%
31%
35%
0%
10%
20%
30%
40%
50%
December 2003 December 2008
Dodge & Cox
S&P 500